Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Subordinated Note Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, September 12, 2014 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced an inaugural Basel III-compliant domestic public offering of $1 billion of subordinated notes (the “Notes”) through its Canadian Medium-Term Note Program.

The Notes bear interest at a fixed rate of 3.12 per cent per annum (paid semi-annually) until September 19, 2019, and at the three-month Bankers’ Acceptance Rate plus 1.08 per cent thereafter until their maturity on September 19, 2024 (paid quarterly). The expected closing date is September 19, 2014. BMO Capital Markets is acting as lead agent on the issue.

The Bank may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada, redeem the Notes on or after September 19, 2019, at par, in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days notice to registered holders.

Net proceeds from this transaction will be used for general banking purposes.

The Notes will be issued in Canada under the Bank’s (i) short form base shelf prospectus dated March 13, 2014, (ii) prospectus supplement dated September 10, 2014, and (iii) pricing supplement dated September 12, 2014. Copies of these documents can be obtained at www.sedar.com.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com